Filed by Trustmark Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: BancTrust Financial Group, Inc.
(Commission File No. 000-15423)

Below is a joint press release issued by Trustmark Corporation and BancTrust Financial Group, Inc. on May 29, 2012.

Trustmark Corporation and BancTrust Financial Group, Inc.
Announce Definitive Merger Agreement

Jackson, Mississippi and Mobile, Alabama – May 29, 2012 – Trustmark Corporation (NASDAQ:  TRMK) (“Trustmark”) and BancTrust Financial Group, Inc. (NASDAQ:  BTFG) (“BancTrust”) announced today the signing of a definitive agreement pursuant to which BancTrust will merge into Trustmark.  BancTrust has 49 offices throughout Alabama and the Florida Panhandle with $1.3 billion in loans and $1.8 billion in deposits as of March 31, 2012.

Under the terms of the definitive agreement, which has been approved unanimously by the Boards of Directors of both companies, holders of BancTrust common stock will receive 0.125 shares of Trustmark common stock for each share of BancTrust common stock in a tax-free exchange.  Trustmark will issue approximately 2,245,923 shares of its common stock for all issued and outstanding shares of BancTrust common stock.  Based upon a price of $24.66 per share of Trustmark common stock, the transaction is valued at approximately $55.4 million, or $3.08 per share of BancTrust common stock. Trustmark intends to repurchase the $50.0 million of BancTrust preferred stock and associated warrant issued to the U. S. Department of Treasury under the Capital Purchase Program.

Daniel A. Grafton, Chairman of Trustmark, said, “BancTrust is a respected financial institution with long-standing customer relationships. This transaction provides an excellent opportunity for Trustmark to enhance its franchise by expanding into attractive Alabama markets, including Mobile and Montgomery, as well as increase scale in our existing Florida Panhandle markets.”

Gerard R. Host, President and Chief Executive Officer of Trustmark, commented, “This is a strategic opportunity that will be meaningfully accretive to Trustmark’s earnings per share in 2013 and beyond.  We have completed extensive due diligence, including multiple reviews of BancTrust’s loan portfolio and significant real estate collateral. We understand the inherent credit risk of the portfolio, and we have a proven record of managing real estate related assets in a challenging economic environment. Trustmark’s pro forma capital will continue to significantly exceed “well-capitalized” levels, providing capacity for loan growth in an improving economy.”

W. Bibb Lamar, Jr., President and Chief Executive Officer of BancTrust, stated, “We are delighted to become a part of the Trustmark organization and believe that the combination created by our two companies will enable us to better serve our customers through a broader array of products and services. Trustmark’s reputation, financial strength and capabilities will enhance our ability to meet the expanding needs of our customers. Our shareholders will be receiving shares of a very strong, successful banking company.”

The transaction is expected to close during the fourth quarter of 2012 and is subject to approval by regulatory authorities and BancTrust’s shareholders, as well as certain other customary closing conditions.

Trustmark was advised by the investment banking firm Sandler O’Neill + Partners, L.P., as well as the law firm Wachtell, Lipton, Rosen & Katz. BancTrust was advised by the investment banking firm Keefe, Bruyette & Woods, Inc., and the law firms Hand Arendall and DLA Piper LLP (US).

ADDITIONAL INFORMATION
Additional information regarding this transaction is available on the investor relations section of Trustmark’s website at www.trustmark.com.  Trustmark and BancTrust executives will conduct a conference call with analysts on Tuesday, May 29, 2012, at 9:00 a.m. Central Time to discuss this announcement. Interested parties may listen to the conference call by dialing (877) 883-0383, pass code 1701266 or by clicking on the link provided under the Investor Relations section of Trustmark’s website at www.trustmark.com. A replay of the conference call will also be available through June 14, 2012 in archived format at the same web address or by calling (877) 344-7529, pass code 10014734.  Additional material information regarding this announcement is also available in a presentation on the investor relations section of Trustmark’s website at www.trustmark.com.

Trustmark is a financial services company providing banking and financial solutions through over 170 offices in Florida, Mississippi, Tennessee and Texas.

BancTrust Financial Group, Inc. is a registered bank holding company headquartered in Mobile, Alabama, and provides an array of traditional financial services through 40 bank offices in the southern two thirds of Alabama and nine bank offices in northwest Florida.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  In connection with the proposed merger between Trustmark and BancTrust, Trustmark will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of BancTrust and a prospectus of Trustmark. BancTrust shareholders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You will be able to obtain a copy of the proxy statement/prospectus, as well as other filings containing information about Trustmark and BancTrust, without charge, at the SEC’s website (www.sec.gov). You may also obtain copies of all documents filed with the SEC, without charge, by directing a request to F. Joseph Rein, Jr., Trustmark Corporation, 248 East Capitol Street, Suite 310, Jackson, Mississippi 39201, telephone 601-208-6898 or F. Michael Johnson, BancTrust Financial Group, Inc., 107 St. Francis Street, P.O. Box 3067, Mobile, Alabama 36602, telephone 251-431-7813.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should read statements that contain these words carefully because they discuss our future expectations or state other “forward-looking” information.  These forward-looking statements involve a number of risks and uncertainties. Trustmark and BancTrust caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Trustmark and BancTrust, Trustmark’s and BancTrust’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Trustmark’s and BancTrust’s filings with the SEC. These include risks and uncertainties relating to: the ability to obtain the requisite BancTrust shareholder approval; the risk that Trustmark or BancTrust may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of Trustmark’s and BancTrust’s most recent Annual Report on Form 10-K filed with the SEC. Each forward-looking statement speaks only as of the date of the particular statement and neither Trustmark nor BancTrust undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

PARTICIPANTS IN THE MERGER SOLICITATION
Trustmark, BancTrust and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from BancTrust shareholders in connection with the proposed transaction. Information about Trustmark’s directors and executive officers is set forth in its proxy statement for its 2012 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2012, and its Annual Report on Form 10-K for the year ended December 31, 2011, filed on February 27, 2012. These documents are available free of charge at the SEC’s website at www.sec.gov, or by going to Trustmark’s Investor Relations page on its corporate website at www.trustmark.com.  Information about BancTrust’s directors and executive officers is set forth in its proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2011, and its Annual Report on Form 10-K for the year ended December 31, 2011, filed on April 12, 2012, as amended on April 27, 2012. These documents are available free of charge at the SEC’s website at www.sec.gov, or by going to BancTrust’s Investor Relations page on its corporate website at www.banktrustonline.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus that Trustmark intends to file with the SEC.

Trustmark Investor Contacts:	BancTrust Investor Contact:
Louis E. Greer	F. Michael Johnson
Chief Financial Officer	Chief Financial Officer
Treasurer and	251-431-7813
Principal Financial Officer
601-208-2310	BancTrust Media Contact:
Rebecca S. Minto
F. Joseph Rein, Jr.	Senior Vice President
Senior Vice President	251-431-7875
601-208-6898

Trustmark Media Contact:
Melanie A. Morgan
Senior Vice President
601-208-2979